06003164

COMMISSION
549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-52899

RECEIVED FEB 2 0 2006 PROCESSING SECTION 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Family Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 American Parkway
(No. and Street)

Madison	WI	53783-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kari Grasee — (608) 242-4100 x30343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 6/12/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2006 WASH. D.C. 213 PROCESSING SECTION

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OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 American Parkway
(No. and Street)

Madison	WI	53783-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kari Grasee (608) 242-4100 x30343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

American Family Securities, LLC

(A Limited Liability Company wholly owned by American Family Mutual Insurance Company ("AFMIC"))

Financial Statements and Supplemental Schedules

December 31, 2005

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Contents
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors

To the Board of Directors and Member of
American Family Securities, LLC:

In our opinion, the accompanying statement of financial condition, and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of American Family Securities, LLC (a limited liability company wholly owned by American Family Mutual Insurance Company) (the "Company") at December 31, 2005, and the results of its operations, changes in its member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2006

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Statement of Financial Condition
December 31, 2005

(in thousands of dollars)

Assets		
Cash	$	6
Short-term investments		275
Total assets	$	281
Liabilities		
Federal income tax payable	$	3
Total liabilities		3
Member's Equity		278
Total liabilities and member's equity	$	281

The accompanying notes are an integral part of the financial statements.

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Statement of Income
Year Ended December 31, 2005

(in thousands of dollars)

Revenues		
Commissions	$	6,004
Management fee		8,521
Investment income		9
Other revenue		99
Total revenues		14,633
Expenses		
Sales commissions		6,004
Salaries		2,491
Other field compensation		1,719
Employee relations and welfare		909
Licenses and fees		801
Consultants		482
Printing		449
Operating - other		412
Rent		355
Legal		325
Computer		290
Payroll taxes		205
Contract programmers		100
Telephone		82
Total expenses		14,624
Income before income taxes		9
Current income taxes		3
Net income	$	6

The accompanying notes are an integral part of the financial statements.

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Statement of Changes in Member's Equity
Year Ended December 31, 2005

(in thousands of dollars)		
Balance as of December 31, 2004	$	272
Net income		6
Balance as of December 31, 2005	$	278

The accompanying notes are an integral part of the financial statements.

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Statement of Cash Flows
Year Ended December 31, 2005

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	6
Adjustments to reconcile net income to net cash used in operating activities		
Discount amortization		(9)
Change in federal income tax payable		2
Net cash used in operating activities		(1)
Cash flows from investing activities		
Net purchases and sales of short-term investments		1
Net cash provided by investing activities		1
Cash		
Beginning of year		6
End of year	$	6

The accompanying notes are an integral part of the financial statements.

1. Summary of Significant Accounting Policies

American Family Securities, LLC (herein referred to as the "Company") is a limited liability company whose sole member is American Family Mutual Insurance Company (the "Parent" or "AFMIC") located in Madison, Wisconsin. The Company, a non-clearing, registered broker-dealer, is the principal underwriter of variable life and annuity products issued by American Family Life Insurance Company ("AFLIC"), a wholly owned subsidiary of AFMIC.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies used in the preparation of these statements include:

a. **Investments** - Short-term investments, principally commercial paper purchased with maturities of three months or less, are carried at amortized cost which approximates fair value.

b. **Commissions** - Commission revenue represents reimbursement by AFLIC to the Company for 2005 commission expense paid on behalf of the Company to registered agents.

c. **Management Fees** - Management fees represent reimbursement by AFLIC to the Company for total expenses incurred, excluding commissions and net of other revenue.

d. **Intercompany Expense Allocation** - The Company shares certain administrative, occupancy and marketing expenses with AFMIC and other affiliated companies. Such expenses are allocated to the Company at cost in proportion to estimated utilization. Allocation methods are refined periodically in light of current operations and resources utilized by the Company. Allocated expenses amounted to $8.6 million for 2005.

e. **Federal Income Taxes** - The Company is organized as a limited liability company and, as such, is classified as a disregarded entity for federal and state income tax purposes. The Company is included in the federal consolidated tax return as part of AFMIC. The consolidated AFMIC group is subject to a tax allocation agreement under which each member's tax liability equals or approximates separate return calculations with current credit for net losses and tax credits utilized by other members of the group. The tax provision is based on estimated taxable income at the date of the financial statements using currently enacted tax laws and rates. Income tax expense or benefit computed is paid to or reimbursed by AFMIC.

f. **Statement of Cash Flows**
The Company paid income taxes of $1,000 during 2005. The Company paid no interest in 2005.

g. Emerging Accounting Matters

The Company continually monitors emerging accounting standards and evaluates the impact of these changes on the Company. As of December 31, 2005, the Company has determined that there are no standards that have been issued but not yet adopted by the Company that would have a material impact on the Company's financial position.

2. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method which requires minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of $278,000, which was $273,000 in excess of its required minimum net capital. At December 31, 2005, the Company had a ratio of aggregate indebtedness to net capital of 0.0111 to 1, which exceeded the minimum requirement.

3. Related Parties

The Company presently has no employees. The Parent has entered into an agreement to provide certain services to the Company. As part of this agreement, the Parent provides the Company with funds sufficient to maintain excess net capital at all times that is at least equal to 200% of the Company's net capital requirements.

AFMIC, AFLIC and the Company have entered into a Right of Setoff Agreement. The right of setoff exists for the purpose of commission receipts and payments related to the issuance of the variable products and other administrative expenses. As a result of this agreement, the Company has no receivable or payable relating to these related party transactions.

SUPPLEMENTAL SCHEDULES

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2005

(in thousands of dollars)		
Member's equity	$	278
Deductions and charges:		
Non-allowable assets		-
Net capital		278
Minimum net capital requirement		5
Net capital in excess of requirement		273
Aggregate indebtedness	$	3
Ratio of aggregate indebtedness to net capital		0.0111 to 1

There were no differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17A-5 as of December 31, 2005.

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2005

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934, in accordance with paragraph k(1). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 as of December 31, 2005

To Board of Directors and Member of
American Family Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of American Family Securities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2006